OKMIN RESOURCES, INC.

February 10, 2022

Anuja A. Majmudar

Attorney-Advisor

Division of Corporate Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Okmin Resources, Inc.

Form 10-12G filed on December 29, 2021

File No. 000-56381

Dear Ms. Majmudar:

In response to the Staff's comment letter dated January 25, 2022, the Company has the following responses.

Item 1.  Organization and Business, page 1

1.	Please revise your disclosure to describe in more detail your initial projects in Oklahoma and Kansas, and disclose your plan of operations for the next twelve months including the anticipated timeline and expenditures for these events. In this regard, we note your disclosure that you are using proceeds from an October 2021 private placement to fund existing project operations and new acquisitions and your disclosure on pages 1 and 8 indicating that you will need to raise additional capital of at least $500,000. Also, explain what is meant by the term "bread and butter."

We have revised and updated our disclosure beginning on Page 1 to detail our initial projects. We have included our Plan of Operations, including our anticipated timeline and expenditures and a statement that we now have sufficient capital on hand for fiscal 2022, in greater detail beginning on Page 11.

We have removed the term “bread and butter” from the filing.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 11

2.	Please revise your beneficial ownership table to disclose all natural persons who have or share voting power or investment power over the shares held by the Aharonoff Family Trust. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The identity of all natural persons who have voting or investment power over the shares held by the Aharonoff Family Trust have been added to the table on Page 12.

Item 5. Directors and Executive Officers, page 12

3.	Please revise to disclose Mr. Herzog's business experience during the past five years, including his principal occupations and employment and the name and principal business of any corporation or other organization in which those occupations and employment were carried on. See Item 401(e) of Regulation S-K.

Mr. Herzog’s business experience has been revised to disclose his principal occupations and employment in the past five years on Page 13.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

4.	Revise to present basic and diluted earnings per share on the face of your consolidated statements of operations for each of the periods presented. Refer to FASB ASC 260-10- 45 and Rule 5-03(b)(25) of Regulation S-X.

Basic and diluted earnings per share have been added to the consolidated statements of operations for each of the periods presented.

Exhibits

5.	We note you disclose that you entered into an option agreement with Blackrock to acquire a working interest in the Pushmataha Gas Field and that you intended to complete the acquisition before the end of calendar 2021. Please discuss the current status of the acquisition and file the agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. See Item Item 601(b)(10) of Regulation SK.

We have added the current status of the acquisition to the text and have filed a copy of the acquisition agreement as an exhibit to this amendment.

General

6.	Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We note the effective date of the registration statement and are prepared to begin meeting our reporting obligations of the Exchange Act of 1934 upon effectiveness.

7.	The cover page of your registration statement indicates that you qualify as an emerging growth company. Please revise your prospectus to:
•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act;
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

We have added disclosure of the Company’s EGC status to the document beginning on Page ii, including details of how and when we may lose the EGC status, the various exemptions available to us, and our election under Section 107(b) of the JOBS Act.

In addition, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filing.

Sincerely,

/s/ “Jonathan Herzog”

Jonathan Herzog

President and Chief Executive Officer